Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 10, 2007

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

VODAFONE GROUP CAPITALIZATION AND INDEBTEDNESS

The following table sets out our unaudited called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the Group, as at March 31, 2007.

	At March 31, 2007
	£	$
	(in millions)
Share Capital
Called up share capital (68.25 billion ordinary shares of $0.11 3/7 each, authorized, 58,085,695,298 ordinary shares allotted, issued and fully paid)	4,172	8,213

Borrowings and Indebtedness
The borrowings and indebtedness of the Group, excluding intra-group borrowings, at March 31, 2007 were as follows:

	At March 31, 2007
	£	$
	(in millions)
Total borrowings and indebtedness (1) — (7)	22,834	44,949

(1)          The total sterling amount has been expressed in U.S. dollars solely for convenience and translated at an exchange rate of $1.9685 to £1.00.

(2)          All borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Egypt of £90 million ($177 million) and Vodafone Holdings SA Pty Limited (“VHSA”).  Borrowings include a ZAR8 billion ($1.1 billion at a $/ZAR exchange rate of 7.2973) bank loan held by VHSA, which directly and indirectly owns the Group’s 50% interest in Vodacom Group (Pty) Limited.  VHSA has pledged its 100% equity shareholding in Vodafone Investments SA (“VISA”) as security for its loan obligations.  The terms and conditions of the pledge mean that should VHSA not meet all of its loan repayment and performance obligations, the lenders may sell the equity shareholding in its subsidiary VISA at market value to recover their losses, with any remaining sales proceeds being returned to VHSA.  Vodafone International Holdings BV and VISA have also guaranteed this loan with recourse only to the VHSA and Vodafone Telecommunications Investment SA (“VTISA”) shares they have respectively pledged.  The terms and conditions of the security arrangement mean the lenders may be able to sell these respective shares in preference to the VISA shares held by VHSA.  An arrangement has been put in place, where the Vodacom Group (Pty) Limited shares held by VHSA and VTISA are held in an escrow account to ensure the shares cannot be sold to satisfy the pledge made by both companies.  The maximum collateral provided is ZAR8.6 billion ($1.2 billion at a $/ZAR exchange rate of 7.2973), being the carrying value of the loan as at 31 March 2007.

(3)          At March 31, 2007, Vodafone had issued guarantees in respect of notes issued by its wholly-owned subsidiary Vodafone Americas Inc. (previously Airtouch Communications, Inc.)

amounting to £161 million ($317 million) and guaranteed debt of its wholly-owned subsidiary Vodafone Finance K.K. Limited (previously J-Phone Finance Co. Ltd) of £1,117 million ($2,199 million).  No other indebtedness in the nature of borrowing in the Group is guaranteed.

(4)          At March 31, 2007, the Group had issued performance bonds with an aggregate value of £109 million ($215 million) that are not included within the above table of indebtedness. These are primarily in respect of undertakings to roll out third generation networks by its subsidiaries in Spain and Ireland.  Of this, £57 million ($112 million) is in respect of performance commitments given in Spain.

(5)          As at March 31, 2007, the Group had cash, cash equivalents and certain fair value adjustments on financial instruments of £7,785 million ($15,325 million), giving total net borrowings and indebtedness of £15,049 million ($29,624 million).

(6)          On June 6, 2007, Vodafone issued €1.25 billion ($1.69 billion at a €/$ exchange rate of 1.3501) floating rate notes with a maturity of June 6, 2014.

(7)          On June 6, 2007, Vodafone issued €500 million ($675 million at a $/€ exchange rate of 1.3501) 5.375% bonds with a maturity of June 6, 2022.

(8)          Other than the changes mentioned in the above footnotes, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 10, 2007	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary